SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT 1934 1


                            TRIKON TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  MAY 23, 2001
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed

          [ ]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [ ]  Rule 13d-(d)




------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


          Spinner Global Technology Fund, Ltd.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
________________________________________________________________________________
  NUMBER OF    5.  SOLE VOTING POWER

   SHARES          1,518,523 shares (includes 92,593 shares underlying warrants)
               _________________________________________________________________
BENEFICIALLY   6.  SHARED VOTING POWER

  OWNED BY         -0-
               _________________________________________________________________
    EACH       7.  SOLE DISPOSITIVE POWER

  REPORTING        1,518,523 shares (includes 92,593 shares underlying warrants)
               _________________________________________________________________
   PERSON      8.  SHARED DISPOSITIVE POWER

    WITH           -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,518,523 shares (includes 92,593 shares underlying warrants)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11.8%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

          CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
                                  ------------

Item 1.     Issuer:
            ------

     Spinner Global Technology Fund, Ltd. is filing this Schedule 13G on behalf of itself with respect to shares of Common Stock, no par value (the "Common Stock"), of Trikon Technologies, Inc., a California corporation (the "Company"), for which it is the direct beneficial owner or for which it may be deemed a "beneficial owner" pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's principal executive offices are at Ringland Way, Newport, Gwent NP18 2TA, United Kingdom.

Item 2(a).  Name of Persons Filing:
            ----------------------

            Spinner Global Technology Fund, Ltd.

Item 2(b).  Address of Principal Business Office:
            ------------------------------------

            C/o Citco, NV
            Kaya Flamboyan 9
            P.O. Box 812
            Curacao, Netherlands Antilles

Item 2(c).  Citizenship:
            -----------

            British Virgin Islands

Item 4.     Ownership:
            ---------

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned: 1,518,523 shares*
                                          ----------------

          (b)  Percent of class: 11.8%
                                 -----

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or direct the vote 1,518,523 shares.*
                                                          ----------------

               (ii) Shared power to vote or direct the vote:  -0-
                                                              ---

              (iii) Sole power to dispose or direct the disposition of
                    1,518,523 shares*
                    ----------------

               (iv) Shared power to dispose of direct the disposition of  -0-.
                                                                          ---

     *Includes 92,593 shares of Common Stock subject to presently exercisable warrants.

     The number of shares beneficially owned and the percentage of outstanding shares represented thereby for the Reporting Person have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership described above is based on 11,891,259 shares of Common Stock outstanding as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2001.


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


Item  5.    Ownership of Five Percent or Less of a Class.
            ---------------------------------------------

            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
            ---------------------------------------------------------------

            Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
            ------------------------------------------------------------------

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            Not applicable.

Item 9.     Notice of Dissolution of Group.
            ------------------------------

            Not applicable.

Item 10.    Certification.
            -------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 24, 2001

                                        Spinner Global Technology Fund, Ltd.


                                        By: /s/ Arthur C. Spinner
                                           ------------------------------------
                                           Arthur C. Spinner, Chairman


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